UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-36495

MARKIT LTD.

(Translation of registrant’s name into English)

4th Floor, Ropemaker Place,

25 Ropemaker Street

London, England

EC2Y 9LY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Markit Ltd. (the “Company”) advises that the 2016 Annual General Meeting of Shareholders of the Company (the “Meeting”) was held on May 5th 2016 at 9:00 am at Davis Polk & Wardwell London LLP, 5 Aldermanbury Square, London, EC2V 7HR. The audited consolidated financial statements for the Company for the year ended December 31, 2015 and the auditor’s report thereon were presented to the Meeting.

The following resolutions were passed at the Meeting:

1.	To elect Timothy J.A. Frost, James A. Rosenthal and Anne Walker as Class II directors to serve until the 2019 Annual General Meeting of Shareholders or until their respective offices shall otherwise be vacated pursuant to the Company’s bye-laws;

2.	To approve the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors until the close of the next Annual General Meeting of Shareholders and to authorise the Company’s Board of Directors, acting by the Audit and Risk Committee, to determine the remuneration of the independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKIT LTD.
(Registrant)

By:	/s/ Jeff Gooch
Name:	Jeff Gooch
Title:	Chief Financial Officer

Date: May 6, 2016